UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

BTRS Holdings Inc.
(Name of Issuer)

Class 1 Common Stock
(Title of Class of Securities)

11778X 104
(CUSIP Number)

Flint A. Lane
1009 Lenox Drive, Suite 101
Lawrenceville, New Jersey 08648
Tel: (609) 235-1010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2022
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11778X 104
1	NAMES OF REPORTING PERSONS
Flint A. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(D) OR 2(E)	☐
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
7	SOLE VOTING POWER
18,783,153 (1)
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY	7,839,466 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON	18,783,153 (1)
WITH	10	SHARED DISPOSITIVE POWER
7,839,466 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,622,619 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This Schedule 13D is filed by (i) Flint A. Lane (“Mr. Lane”), (ii) FL 2009 GRAT FBO APL, a New Jersey trust (the “APL Trust”), (iii) FL 2009 GRAT FBO KML, a New Jersey Trust (the “KML Trust”) and (iv) FL 2009 GRAT FBO TKL, a New Jersey trust (the “TKL Trust” and together with the APL Trust and the KML Trust, the “2009 Trusts”). Certain members of Mr. Lane’s immediate family are both the trustee and beneficiaries of the 2009 Trusts. Accordingly, the shares owned by the 2009 Trusts are included herein. However, Mr. Lane disclaims beneficial ownership of the shares held by the 2009 Trusts. See response to Item 5, below.

(2)
Represents the percentage ownership based on (i) 160,558,452 shares of Class 1 common stock of the Issuer outstanding as of August 3, 2022, as reported in the Quarterly Report on Form 10-Q filed on August 9, 2022 and (ii) 888,206 options held by Mr. Lane that are exercisable within 60 days of September 28, 2022.

1	NAMES OF REPORTING PERSONS
FL 2009 GRAT FBO APL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(D) OR 2(E)	☐
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey, United States
7	SOLE VOTING POWER
0
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY	7,839,466 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON	0
WITH	10	SHARED DISPOSITIVE POWER
7,839,466 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,839,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This Schedule 13D is filed by (i) Flint A. Lane (“Mr. Lane”), (ii) FL 2009 GRAT FBO APL, a New Jersey trust (the “APL Trust”), (iii) FL 2009 GRAT FBO KML, a New Jersey Trust (the “KML Trust”) and (iv) FL 2009 GRAT FBO TKL, a New Jersey trust (the “TKL Trust” and together with the APL Trust and the KML Trust, the “2009 Trusts”). Certain members of Mr. Lane’s immediate family are both the trustee and beneficiaries of the 2009 Trusts. Accordingly, the shares owned by the 2009 Trusts are included herein. However, Mr. Lane disclaims beneficial ownership of the shares held by the 2009 Trusts. See response to Item 5, below.

(2)
Represents the percentage ownership based on 160,558,452 shares of Class 1 common stock of the Issuer outstanding as of August 3, 2022, as reported in the Quarterly Report on Form 10-Q filed on August 9, 2022.

1	NAMES OF REPORTING PERSONS
FL 2009 GRAT FBO KML
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(D) OR 2(E)	☐
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey, United States
7	SOLE VOTING POWER
0
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY	7,839,466 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON	0
WITH	10	SHARED DISPOSITIVE POWER
7,839,466 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,839,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This Schedule 13D is filed by (i) Flint A. Lane (“Mr. Lane”), (ii) FL 2009 GRAT FBO APL, a New Jersey trust (the “APL Trust”), (iii) FL 2009 GRAT FBO KML, a New Jersey Trust (the “KML Trust”) and (iv) FL 2009 GRAT FBO TKL, a New Jersey trust (the “TKL Trust” and together with the APL Trust and the KML Trust, the “2009 Trusts”). Certain members of Mr. Lane’s immediate family are both the trustee and beneficiaries of the 2009 Trusts. Accordingly, the shares owned by the 2009 Trusts are included herein. However, Mr. Lane disclaims beneficial ownership of the shares held by the 2009 Trusts. See response to Item 5, below.

(2)
Represents the percentage ownership based on 160,558,452 shares of Class 1 common stock of the Issuer outstanding as of August 3, 2022, as reported in the Quarterly Report on Form 10-Q filed on August 9, 2022.

1	NAMES OF REPORTING PERSONS
FL 2009 GRAT FBO TKL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(D) OR 2(E)	☐
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey, United States
7	SOLE VOTING POWER
0
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY	7,839,466 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON	0
WITH	10	SHARED DISPOSITIVE POWER
7,839,466 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,839,466 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This Schedule 13D is filed by (i) Flint A. Lane (“Mr. Lane”), (ii) FL 2009 GRAT FBO APL, a New Jersey trust (the “APL Trust”), (iii) FL 2009 GRAT FBO KML, a New Jersey Trust (the “KML Trust”) and (iv) FL 2009 GRAT FBO TKL, a New Jersey trust (the “TKL Trust” and together with the APL Trust and the KML Trust, the “2009 Trusts”). Certain members of Mr. Lane’s immediate family are both the trustee and beneficiaries of the 2009 Trusts. Accordingly, the shares owned by the 2009 Trusts are included herein. However, Mr. Lane disclaims beneficial ownership of the shares held by the 2009 Trusts. See response to Item 5, below.

(2)
Represents the percentage ownership based on 160,558,452 shares of Class 1 common stock of the Issuer outstanding as of August 3, 2022, as reported in the Quarterly Report on Form 10-Q filed on August 9, 2022.

Item 1. Security and Issuer.
This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D filed by Flint A. Lane, an individual (“Mr. Lane”) and Flint Lane 2009 Grantor Retained Annuity Trust, a New Jersey trust (the “Original Trust”), on February 26, 2021 (the “Original Statement” and as amended by this Amendment No. 1, the “Amended Statement”) and relates to the Class 1 common stock, par value $0.0001 per share (the “Common Stock”), of BTRS Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648. Information given in response to each item of this Amended Statement shall be deemed incorporated by reference in all other items, as necessary and applicable.
Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used by not defined in this Amended Statement shall have the respective meanings set forth with respect thereto in the Original Statement.
Item 2. Identity and Background
(a) This Amendment No. 1 is filed by (i) Flint A. Lane, an individual (“Mr. Lane”), (ii) FL 2009 GRAT FBO APL, a New Jersey trust (the “APL Trust”), (iii) FL 2009 GRAT FBO KML, a New Jersey Trust (the “KML Trust”) and (iv) FL 2009 GRAT FBO TKL, a New Jersey trust (the “TKL Trust” and together with the APL Trust and the KML Trust, the “2009 Trusts”). The 2009 Trusts were formed pursuant to the terms of the Original Trust after the date of the Original Statement and accordingly, obtained beneficial ownership of the Common Stock formerly held by the Original Trust.
(b) The business address of each of the Reporting Persons is BTRS Holdings Inc., 1009 Lenox Drive, Suite 101, Lawrenceville, New Jersey 08648.
(c) Mr. Lane is the Chief Executive Officer and the chairman of the Board of Directors of the Issuer. Certain members of Mr. Lane’s immediate family are both the trustee and beneficiaries of the 2009 Trusts.
(d)-(e) During the last five years, each Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Lane is a citizen of the United States. The 2009 Trusts are each a New Jersey trust.
Item 3. Source and Amount of Funds or Other Consideration
As disclosed in the Original Statement, the securities included herein were acquired by the Reporting Persons in connection with the consummation of the business combination which closed on January 12, 2021 pursuant to a Business Combination Agreement, dated October 18, 2020 (as amended on December 13, 2020), by and among South Mountain, BT Merger Sub I, Inc., a wholly-owned subsidiary of South Mountain, BT Merger Sub II, LLC, a wholly-owned subsidiary of South Mountain, and Factor Systems, Inc. (d/b/a Billtrust), except as acquired by the Reporting Persons subsequent to the date of the Original Statement through additional purchases, issuance of the Earnout Shares, exercise of Mr. Lane’s options and the vesting and settlement of restricted stock units held by Mr. Lane.
The Issuer has entered into that certain Agreement and Plan of Merger, dated as of September 28, 2022 (the “Merger Agreement”), by and among the Issuer, Bullseye FinCo, Inc., a Delaware corporation (“Parent”), and Bullseye Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) pursuant to which the Issuer will be acquired by Parent by means of a merger of Merger Sub with and into the Issuer on the terms and subject to the conditions set forth in the Merger Agreement.
Item 4. Purpose of Transaction
The information furnished in Items 3 and 6 and on the cover pages of this Amended Statement are incorporated into this Item 4 by reference.
Item 5. Interest in Securities of the Issuer
(a) - (b) As of the date hereof, Mr. Lane beneficially owns 26,622,619 shares of Common Stock, which represents approximately 16.5% of the Common Stock, consisting of (a) 17,894,947 shares of Common Stock owned outright, (b) 2,613,155.33 shares held by the APL Trust, (c) 2,613,155.33 shares held by the KML Trust, (d) 2,613,155.33 shares held by the TKL Trust, and (e) 888,206 options held by Mr. Lane that are exercisable within 60 days of September 28, 2022. The percentage of ownership of Mr. Lane is based on (i) 160,558,452 shares of class 1 common stock of the Issuer outstanding as of August 3, 2022, as reported in the Quarterly Report on Form 10-Q filed on August 9, 2022 and (ii) 888,206 options that are exercisable within 60 days of September 28, 2022.
As of the date hereof, the 2009 Trusts beneficially own 7,839,466 shares of Common Stock, which represents approximately 4.9% of the Common Stock, consisting of (a) 2,613,155.33 shares held by the APL Trust, (b) 2,613,155.33 shares held by the KML Trust, and (c) 2,613,155.33 shares held by the TKL Trust. The percentage of ownership of the 2009 Trusts are based on 160,558,452 shares of class 1 common stock of the Issuer outstanding as of August 3, 2022, as reported in the Quarterly Report on Form 10-Q filed on August 9, 2022.
(c) Each Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.
(d) To the best knowledge of each Reporting Person, no person other than such Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.
Agreement and Plan of Merger
The Issuer has entered into that certain Agreement and Plan of Merger, dated as of September 28, 2022 (the “Merger Agreement”), by and among the Issuer, Bullseye FinCo, Inc., a Delaware corporation (“Parent”), and Bullseye Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) pursuant to which the Issuer will be acquired by Parent by means of a merger of Merger Sub with and into the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit B hereto and incorporated by reference herein.
Voting and Support Agreement
In connection with the entry into the Merger Agreement, each of the Reporting Persons entered into a Voting and Support Agreement (the “Voting and Support Agreement”), dated as of September 28, 2022, by and among the Reporting Persons, Parent and certain other stockholders of the Issuer. Pursuant to the Voting and Support Agreement, the Reporting Persons each agreed, among other things, to vote shares of Common Stock held by the Reporting Persons in favor of the Merger and the adoption of the Merger and for the approval and adoption of the Merger Agreement.
The foregoing summary of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, which is filed as Exhibit C hereto and incorporated by reference herein.
Restrictive Covenant Agreement
In connection with the entry into the Merger Agreement, the Reporting Persons entered into a Restrictive Covenant Agreement (the “Restrictive Covenant Agreement”), dated as of September 28, 2022, by and between the Reporting Persons and Parent, pursuant to which the Reporting Persons and their affiliates have agreed to certain restrictions on hiring and soliciting senior-level employees, certain non-disparagement obligations and certain non-competition obligations.
The foregoing summary of the Restrictive Covenant Agreement does not purport to be complete and is qualified in its entirety by reference to the Restrictive Covenant Agreement, which is filed as Exhibit D hereto and incorporated by reference herein.
Rollover and Contribution Agreement
In connection with the entry into the Merger Agreement, each of the Reporting Persons entered into a Rollover and Contribution Agreement (the “Rollover and Contribution Agreement”), dated as of September 28, 2022, by and among the Reporting Persons, Bullseye Holdings, LP, a Delaware limited partnership (“Bullseye Holdings”) and certain other stockholders identified therein. Pursuant to the Rollover and Contribution Agreement, each of the Reporting Persons has agreed to contribute a portion of such Reporting Person’s Common Stock (the “Contribution”) in exchange for partnership interests in Bullseye Holdings (the “Exchange”), subject to the terms and conditions contained in the Rollover and Contribution Agreement.
The foregoing summary of the Rollover and Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Rollover and Contribution Agreement, which is filed as Exhibit E hereto and incorporated by reference herein.
Item 7. Material To Be Filed As Exhibits.
A. Joint Filing Agreement
B. Agreement and Plan of Merger (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 28, 2022)
C. Voting and Support Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 28, 2022)
D. Restrictive Covenant Agreement (incorporated by reference from Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on September 28, 2022)
E. Rollover and Contribution Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 28, 2022)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 28, 2022 FLINT A. LANE
By:	/s/ Flint A. Lane
Flint A. Lane

FL 2009 GRAT FBO TKL
BY:	Kathryn E. Lane
ITS:	Sole Trustee

By:	/s/ Kathryn E. Lane

FL 2009 GRAT FBO KML
BY:	Kathryn E. Lane
ITS:	Sole Trustee

By:	/s/ Kathryn E. Lane

FL 2009 GRAT FBO APL
BY:	Kathryn E. Lane
ITS:	Sole Trustee

By:	/s/ Kathryn E. Lane